Anthony R. Paesano apaesano@paalawfirm.com 7457 Franklin Road, Suite 200 Bloomfield Hills, Michigan 48301 www.paalawfirm.com T 248.792.6886 F 24 792.6885

November 17, 2015

FILED ON EDGAR
Coy Garrison
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: AMERICAN HOUSING TRUST, INC.
REGISTRATION STATEMENT ON FORM S-1
FILED OCTOBER 16, 2015
FILE NO. 333-207465

Dear Mr. Garrison:

          This letter is in response to your August 5, 2015 comment letter to Sean Zarinegar, Chief Executive Officer and President for American Housing Income Trust, Inc. (the "Company"). I have been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Zarinegar in the ordinary course, and please feel free to contact me with any follow up questions or comments.

General

1.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will produce any and all requested communications under Rule 41

2.    Please confirm that you own all properties pictured in this registration statement.

Response: The Company does not own the properties pictured in the registration statement, and thus, pursuant to Guide 5 will remove them accordingly.

3.    We note that you are registering 3,000,000 shares of your common stock to be sold at $3.00 per share, and that you are also registering 30,000 of your common shares to be resold by the selling shareholders at $0.25 per share. Please explain to us why the sales price of your common stock in your primary offering is different from the sales price of your common stock being offered by the selling shareholders.

Response: The valuation of the selling shareholders is based on the agreed upon valuation by the selling shareholders and the Company.

4.    We note that your plan of business involves acquiring and holding for investment real estate. Please file your next amendment on Form S-11 as required by General Instruction A to Form S-11.

Response: The Company acknowledges this comment and will amend its registration statement accordingly to reflect that, although it does not currently qualify or operate as a REIT under its charter, its intent, as set forth in all prior disclosures and filings with the Commission is to operate as a REIT. The Company will expand on its disclosures to reflect that it deals primarily, if not exclusively, with real estate investments, and is thus seeking registration for its public offering under Form S-11, as amended.

5.     We note that you intend to elect to be taxed as a REIT and that you have not identified any specific properties to acquire with the proceeds of the primary offering. As a result, your offering appears to constitute a "blind pool" offering. Accordingly, as applicable, please provide that disclosures required by Industry Guide 5. Refer to Securities Act Release 33-6900 and CF Disclosure Guidance: Topic No. 6.

Response: The Company has reviewed Securities Act Release 33-6900 and CF Disclosure Guidance, Topic No. 6 ("Topic 6"), and is the process of evaluating whether such disclosures are applicable to the Company since it is a traded REIT as opposed to a non-traded REIT. The Company recognizes, however, that non-traded REITs share many features common to traded REITs, including, amongst other things, the blind-pool nature of the offering and an external management structure. To the extent the Company elects to make such disclosures under Topic 6, the Company will disclose that it will regularly update their Prospectus to comply with the Securities Act; more specifically, the Company will comply with the undertakings of Item 20.D by providing sticker supplements, post-effective amendments, and Form 8-K filings that the Company should make to reflect the acquisition of properties with the offering proceeds.

Prospectus Cover Page

6.    Please limit your prospectus cover page to one page. Refer to Item 501(b) of Regulation S-K.

Response: The Company will limit its prospectus cover page to one page.

7.    We note your disclosure on page 3 and 20 that the selling shareholders will sell their shares for the fixed price of $0.25 for the duration of the offering. However, we also note your disclosure on page 34 that the selling shareholders will sell their shares for $0.25 per share until the Company's common stock is traded at a different value on the OTCBB, after which, the selling shareholders will sell their share at prevailing market or privately negotiated prices. Please revise to reconcile these disclosures.

Response: The Company will revise this disclosure to reflect that the selling shareholders will sell their shares for $0.25 per share until the closing of the offering set forth in the Prospectus, and in turn, delete the section related to trading at a different valuation on the OTCBB.

Prospectus Summary and Risk Factors, page 7

8.    We note your disclosure on page 7 that thirty-four of your forty-six properties are owned through your wholly-owned subsidiary, American Realty Partners, LLC and its umbrella partnership AHIT Valfre, LLC. Please revise to disclose how you hold title to your other twelve properties. Please also revise to include a summary description of your organizational structure, demonstrating the relationships between you and your affiliated entities such as American Realty Partners, LLC, AHIT Valfre, LLC, Performance Realty Management, LLC and CORE Performance Realty, LLC. Finally, please describe any conflicts of interest that arise from your organizational structure.

Response:

The Company will revise its registration statement as set forth in this comment. In further response, and perhaps in clarification of prior disclosures, the properties are owned as follows (with more specificity to be provided with our amended registration statement).

AHIT Valfre, LLP, a Maryland limited liability partnership in which the Company serves as the General Partner with limited partners retaining certain conversion rights into shares of the Company (which will be disclosed in more detail on our Form S-11/A) owns title to 9 properties. American Realty Partners, LLC ("American Realty") holds title to 11 properties mortgaged through various lending relationships, which will be disclosed in more detail in our amended registration statement.

American Realty is the sole member of ARP Borrower, LLC ("ARP Borrower"). ARP Borrower is the sole member of ARP Pledgor, LLC ("Pledgor"). ARP Borrower and ARP Pledgor were organized as special purpose entities for the sole purpose of effectuating a financing relationship with FirstKey Lending, LLC ("First Key"). As a result of this financing relationship, ARP Borrower holds title to 19 properties subject to First Key's mortgage, which will be disclosed in more detail in our amended registration statement.

First Key has a similar lending relationship with ARP Borrower II, LLC ("ARP Borrower II"). ARP Borrower II is a special purpose entity owned solely by ARP Pledgor II, LLC ("ARP Pledgor II"). American Realty is the sole member of ARP Pledgor II. ARP Borrower II holds title to 7 properties subject to First Key's mortgage, which will be disclosed in more detail in our amended registration statement.

Management of Properties, page 10

9.    We note your disclosure on page 10 that CORE Performance Realty, LLC and Performance Realty Management will be managing all rental properties. We further note your disclosures on page 11 indicating that CORE Performance Realty, LLC manages all of your rental properties, and on page 14 indicating that you provide property management services internally. Please revise your disclosure throughout to clarify which entities provide property management services to you, and to disclose all fees that you pay to such entities. To the extent that you use multiple entities for property management services, please disclose the number of properties managed by each company and how you determine which company will manage a particular property.

Response: The Company will revise its registration statement to reflect that all property management services are provided internally at the Company.

Rick Factors Applicable to the Company, page 23

10.    We note your disclosure on page 46 that the company has agreed to issue Mr. Zarinegar or his designee a total of 3,000,000 shares of common stock on the first, second and third anniversary of entering into the Firstkey debt service. Please include risk factor disclosure addressing the dilutive impact of the future issuance of these shares.

Response: The Company will revise its registration statement as set forth in this comment by disclosing the dilutive impact of future issuances and the impact on the Company's ability to declare REIT status in the future.

Item 7. Selling Shareholders, page 34

11.    We note your disclosure that your selling shareholders will be selling all of their shares, yet the table on page 35 indicates that the selling shareholders will continue to hold the same number of share after the offering. Please revise to reconcile these disclosures.

Response: The Company will revise its registration statement as set forth in this comment by disclosing that the selling shareholders may sell their respective shares during the offering period set forth in the Prospectus.

12.    Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer, please revise your disclosure to state that such seller is an underwriter or provide an analysis as to why your believe such person is not acting as statutory underwriter. Please also identify the natural person who has voting and dispositive authority over the shares offered for sale by Tech Associates, Inc.

Response: The Company will revise its registration statement as set forth in this comment by disclosing that neither of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. The natural person with voting and dispositive authority over the shares offered for sale by Tech Associates, Inc. is Richard Chiang.

Item 8. Plan of Distribution, page 35

13.    Please set forth the basis in which Mr. Zarinegar and Mr. Howard will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Exchange Act of 1934.

Response: The Company will revise its registration statement as set forth in this comment by disclosing that Mr. Zarinegar and Mr. Howard will be relying on the safe harbor from broker-dealer registration on the basis that, as associated persons of the Company, they are not subject to a statutory disqualification under Rule 34a-1(a)(1), and are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities, and at the time of the respective participation, neither of them are associated persons of a broker-dealer. Furthermore, Mr. Zarinegar and Mr. Howard will be relying on Rule 34a-4(iii) as the final component of the four-prong analysis under the safe harbor rules.

Item 11. Information with respect to the Registrant

Management's Discussion and Analysis of Financial Condition and Operations, page 37

Liquidity and Capital Resources, page 39

14.    We note your disclosure on page 13 that you have financed your operations and acquisitions to date partially through borrowings under your credit facility with Firstkey Lending, LLC. Please revise to discuss the material terms of your credit facility with Firstkey Lending Terms, LLC.

Response: The Company will amend its registration statement as requested. In further response, all prior financing has been disclosed on Form 8-K.

Market Price of Dividends on the Registrant's Common Equity..., page 43

15.    We note your disclosure here and elsewhere indicating that you do not anticipate paying dividends in the foreseeable future. We further note your disclosure on page 14 that you intend to elect REIT status. Please revise your disclosure to include a description of the REIT qualification requirements, including the distribution requirements, under the Internal Revenue Code. Refer to Item 16 of Form S-11.

Response: The Company will amend its registration statement to include additional disclosures regarding REIT qualification requirements.

Management

Executive Compensation and Corporate Governance, page 46

16.    We note your disclosure that the company is an early exploration stage company that has only seven directors. Please revise to reconcile this with your disclosure elsewhere that you are an operating company and that you have three directors.

Response: The Company will amend its registration statement to delete this typographical error.

17.    Please provide the required disclosure under Item 402(1) of Regulation S-K.

Response: The Company will amend its registration statement as requested.

Signatures, page 57

18.    Please revise your signatures pages to ensure that the registration statement is signed by the registrant, its principal executive officer, principal financial officer, principal accounting officer, and by at least a majority of the board of directors. Refer to Instruction 1 to the Signatures on Form S-11.

Response: In light of the Company's intention of filing a Form S-11/A, the Company will amend its registration statement as requested by this comment.

Exhibits

19.    Please include a tax option from counsel as required by Item 601(b)(8) of Regulation S-K. For guidance, please refer to Section III of Staff Legal Bulletin No. 19. Please also ensure that you have included all exhibits required by Item 601 of Regulation S-K. For example only, we were unable to locate your list of subsidiaries required by Item 601(b)(21).

Response: In light of the Company's intention of filing a Form S-11/A, the Company will amend its registration statement as requested by this comment.

          In addition to the responses set forth herein, the Company will be uploading a redlined version of its amended registration statement consistent with the responses herein, and sending two blacklined versions to your attention by Federal Express. We will provide a tracking number once mailed.

          Thank you for your continued cooperation. In the event you have any further comments in light of these responses, please contact me to discuss.

Very truly yours,
PAESANO AKKASHIAN APKARIAN, PC

/s/Anthony R. Paesano
Anthony R. Paesano

Statement of the Chief Executive Officer and President

(a)  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jeff Howard
Jeff Howard
Chief Executive Officer
President